Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL’S INITIATION OF A PHASE I STUDY OF NAM-NK CELLS IMMUNOTHERAPY PROGRAM FOR NON-HODGKIN LYMPHOMA AND MULTIPLE MYELOMA

Tel Aviv, Israel, January 17, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 12, 2017, that Gamida Cell Ltd. (“Gamida”), an indirect shareholding of the Company, has announced its initiation of a Phase I study evaluating its proprietary NAM-expanded natural killer cells (NAM-NK Cells) in patients with relapsed or refractory CD20+ non-Hodgkin lymphoma (NHL) and multiple myeloma.

The Phase I study will be conducted at the medical center of the University of Minnesota Health and is designed to determine the maximum tolerated dose of NAM-NK Cells. Secondary endpoints of the study include overall antitumor response and toxicity. The study is currently recruiting and will enroll approximately 24 patients aged 18 to 70 years old. Participants will undergo a lymphodepleting preparative regimen, and then receive two doses of NAM-NK Cells.

Gamida’s estimations as to treatment and the study, including the number of patients expected in the study, are forward-looking statements, based on the information available to Gamida at this date, including Gamida’s assessment of its development, Gamida’s experience in the studies conducted so far, as well as preliminary information and documents that Gamida received from relevant professional bodies in relation to the above mentioned study. These estimates may not materialize, in whole or in part, or may materialize differently than expected. The main factors that may affect materialization are: technological and engineering difficulties, changes in patient characteristics, inability to recruit patients suitable for the study that may result from low patient frequency or patients’ lack of suitability to the study’s criteria, deviation from study schedules or failure, delay or failure of receiving approvals required for carrying out the study, a change in the work plan and / or the realization of any of the risk factors involved in the management of clinical trials and the development of drugs.

It should be noted that as of this date, Gamida’s products development stage has not been completed yet and there is no certainty that they will be marketed on a commercial basis.

The Company holds approximately 89.16% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (88.68% on a fully diluted basis) which, in turn, holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com